P.E.
10-1-04

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
OCT 2 9 2004
1086

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)


04047868

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months and quarter ended September 30, 2004. It contains the following tables:

- Balance Sheet
- Income Statement
- Statement of Changes in Financial Position
- Ratios
- Data per Share
- Notes to the Consolidated Financial Statements
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Notes to the Consolidated Financial Statements
- Summary of Share Investments
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Currency
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product: Domestic Sales
- Sales Distribution by Product: Foreign Sales
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Income Statements of Foreign Operations

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**115,983,991**	**100**	**108,572,095**	**100**
2	**ACTIVO CIRCULANTE**	**20,109,120**	**17**	**23,503,405**	**22**
3	EFECTIVO E INVERSIONES TEMPORALES	7,683,056	7	10,423,591	10
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,195,298	4	4,579,522	4
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,010,072	1	1,486,131	1
6		7,220,694	6	7,014,161	6
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**940,755**	**1**	**1,378,083**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	261,425	0	207,019	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	679,330	1	1,171,064	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**43,604,411**	**38**	**43,552,897**	**40**
13	INMUEBLES	5,514,339	5	5,498,158	5
14	MAQUINARIA Y EQUIPO	65,873,770	57	64,115,380	59
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	29,773,950	26	28,234,347	26
17	CONSTRUCCIONES EN	1,990,252	2	2,173,706	2
18	**ACTIVO DIFERIDO (NETO)**	**45,097,986**	**39**	**34,630,425**	**32**
19	**OTROS ACTIVOS**	**6,231,719**	**5**	**5,507,285**	**5**
20	**PASIVO TOTAL**	**67,853,384**	**100**	**63,563,784**	**100**
21	**PASIVO CIRCULANTE**	**24,279,729**	**36**	**20,576,131**	**32**
22	PROVEEDORES	6,577,671	10	6,640,540	10
23	CREDITOS BANCARIOS	9,026,130	13	8,138,756	13
24	CREDITOS BURSATILES	2,750,000	4	0	0
25	IMPUESTOS POR PAGAR	1,793,550	3	1,637,104	3
26	OTROS PASIVOS	4,132,378	6	4,159,731	7
27	**PASIVO A LARGO PLAZO**	**35,482,063**	**52**	**35,019,682**	**55**
28	CREDITOS BANCARIOS	24,311,997	36	23,033,214	36
29	CREDITOS BURSATILES	11,170,066	16	11,986,468	19
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,221,521**	**8**	**5,205,705**	**8**
32	**OTROS PASIVOS**	**2,870,071**	**4**	**2,762,266**	**4**
33	**CAPITAL CONTABLE**	**48,130,607**	**100**	**45,008,311**	**100**
34	**PARTICIPACION MINORITARIA**	**15,483,818**	**32**	**17,096,491**	**38**
35	**CAPITAL CONTABLE MAYORITARIO**	**32,646,789**	**68**	**27,911,820**	**62**
36	**CAPITAL CONTRIBUIDO**	**16,852,768**	**35**	**16,852,768**	**37**
37	CAPITAL SOCIAL PAGADO	2,648,655	6	2,648,655	6
38	ACTUALIZACION CAPITAL SOCIAL	1,737,248	4	1,737,248	4
39	PRIMA EN VENTA DE	12,466,865	26	12,466,865	28
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**15,794,021**	**33**	**11,059,052**	**25**
42	RESULTADOS ACUMULADOS Y RESERVA DE	15,732,540	33	12,972,005	29
43	RESERVA PARA RECOMPRA DE	3,000,000	6	3,000,000	7
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(6,809,955)	(14)	(7,050,742)	(16)
45	**RESULTADO NETO DEL EJERCICIO**	3,871,436	8	2,137,789	5

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Previa**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**7,683,056**	**100**	**10,423,591**	**100**
46	EFECTIVO	2,173,566	28	1,584,355	15
47	INVERSIONES	5,509,490	72	8,839,236	85
18	**CARGOS DIFERIDOS**	**45,097,986**	**100**	**34,630,425**	**100**
48	GASTOS AMORTIZABLES	719,883	2	566,681	2
49	CREDITO MERCANTIL	190,398	0	225,798	1
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	44,187,705	98	33,837,946	98
21	**PASIVO CIRCULANTE**	**24,279,729**	**100**	**20,576,131**	**100**
52	PASIVOS EN MONEDA	8,731,951	36	12,074,428	59
53	PASIVOS EN MONEDA	15,547,778	64	8,501,703	41
24	**CREDITOS BURSATILES CORTO PLAZO**	**2,750,000**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	2,750,000	100	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**4,132,378**	**100**	**4,159,731**	**100**
57	OTROS PASIVOS CIRCULANTES CON	117	0	8,615	0
58	OTROS PASIVOS CIRCULANTES SIN	4,132,261	100	4,151,116	100
27	**PASIVO A LARGO PLAZO**	**35,482,063**	**100**	**35,019,682**	**100**
59	PASIVO EN MONEDA	12,413,368	35	16,116,205	46
60	PASIVO EN MONEDA	23,068,695	65	18,903,477	54
29	**CREDITOS BURSATILES LARGO PLAZO**	**11,170,066**	**100**	**11,986,468**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	11,170,066	100	11,986,468	100
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,221,521**	**100**	**5,205,705**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,286,525	63	3,521,254	68
67	OTROS	1,934,996	37	1,684,451	32
32	**OTROS PASIVOS**	**2,870,071**	**100**	**2,762,266**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	2,870,071	100	2,762,266	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,809,955)**	**100**	**(7,050,742)**	**100**
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(6,809,955)	(100)	(7,050,742)	(100)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Previa

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(4,170,609)	2,927,274
73	FONDO PARA PENSIONES Y PRIMA DE	1,934,996	1,684,451
74	NUMERO DE FUNCIONARIOS	1,035	941
75	NUMERO DE EMPLEADOS	46,255	47,124
76	NUMERO DE OBREROS (*)	39,570	38,361
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**68,282,054**	**100**	**56,223,066**	**100**
2	COSTO DE	36,189,644	53	29,186,848	52
3	**RESULTADO BRUTO**	**32,092,410**	**47**	**27,036,218**	**48**
4	GASTOS DE	22,160,278	32	18,260,011	32
5	**RESULTADO DE OPERACION**	**9,932,132**	**15**	**8,776,207**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,198,738	2	3,071,050	5
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**8,733,394**	**13**	**5,705,157**	**10**
8	OTRAS OPERACIONES FINANCIERAS	244,194	0	712,170	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**8,489,200**	**12**	**4,992,987**	**9**
10	PROVISION PARA IMPUESTOS Y	3,242,068	5	2,004,505	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**5,247,132**	**8**	**2,988,482**	**5**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**5,247,132**	**8**	**2,988,482**	**5**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**5,247,132**	**8**	**2,988,482**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(1,195,205)	(2)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**6,442,337**	**9**	**2,988,482**	**5**
19	PARTICIPACION MINORITARIA	2,570,901	4	850,693	2
20	**RESULTADO NETO MAYORITARIO**	**3,871,436**	**6**	**2,137,789**	**4**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**68,282,054**	**100**	**56,223,066**	**100**
21	NACIONALES	52,396,458	77	46,522,532	83
22	EXTRANJERAS	15,885,596	23	9,700,534	17
23	CONVERSION EN DOLARES	1,396,425	2	852,727	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,198,738**	**100**	**3,071,050**	**100**
24	INTERESES PAGADOS	2,669,500	223	2,057,489	67
25	PERDIDA EN CAMBIOS	236,706	20	1,353,379	44
26	INTERESES GANADOS	440,149	37	619,712	20
27	GANANCIA EN CAMBIOS	128,986	11	(797,848)	(26)
28	RESULTADO POR POSICION	(1,138,333)	(95)	(517,954)	(17)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**244,194**	**100**	**712,170**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	244,194	100	712,170	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**3,242,068**	**100**	**2,004,505**	**100**
32	I.S.R.	3,364,266	104	2,047,418	102
33	I.S.R. DIFERIDO	(447,733)	(14)	(280,957)	(14)
34	P.T.U.	325,535	10	238,044	12
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
36	VENTAS TOTALES	68,097,049	56,045,909
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	91,106,688	70,967,799
39	RESULTADO DE OPERACION	13,730,056	11,407,974
40	RESULTADO NETO MAYORITARIO (**)	5,035,304	2,921,115
41	RESULTADO NETO (**)	8,306,945	4,305,197

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**23,701,696**	**100**	**22,195,237**	**100**
2	COSTO DE	12,518,882	53	11,521,143	52
3	**RESULTADO BRUTO**	**11,182,814**	**47**	**10,674,094**	**48**
4	GASTOS DE	7,569,236	32	7,284,023	33
5	**RESULTADO DE OPERACION**	**3,613,578**	**15**	**3,390,071**	**15**
6	COSTO INTEGRAL DE FINANCIAMIENTO	65,691	0	1,489,941	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,547,887**	**15**	**1,900,130**	**9**
8	OTRAS OPERACIONES FINANCIERAS	13,176	0	113,663	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**3,534,711**	**15**	**1,786,467**	**8**
10	PROVISION PARA IMPUESTOS Y	1,289,813	5	653,943	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,244,898**	**9**	**1,132,524**	**5**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,244,898**	**9**	**1,132,524**	**5**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,244,898**	**9**	**1,132,524**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,244,898**	**9**	**1,132,524**	**5**
19	PARTICIPACION MINORITARIA	864,005	4	229,571	1
20	**RESULTADO NETO MAYORITARIO**	**1,380,893**	**6**	**902,953**	**4**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**23,701,696**	**100**	**22,195,237**	**100**
21	NACIONALES	17,623,676	74	16,706,112	75
22	EXTRANJERAS	6,078,020	26	5,489,125	25
23	CONVERSION EN DOLARES	534,289	2	482,522	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**65,691**	**100**	**1,489,941**	**100**
24	INTERESES PAGADOS	970,161	1,477	1,078,115	72
25	PERDIDA EN CAMBIOS	(173,480)	(264)	1,159,468	78
26	INTERESES GANADOS	254,629	388	270,524	18
27	GANANCIA EN CAMBIOS	(110,844)	(169)	(4,699)	0
28	RESULTADO POR POSICION	(587,205)	(894)	(481,817)	(32)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**13,176**	**100**	**113,663**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	13,176	100	113,663	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,289,813**	**100**	**653,943**	**100**
32	I.S.R.	1,188,136	92	833,003	127
33	I.S.R. DIFERIDO	13,824	1	(256,586)	(39)
34	P.T.U.	87,853	7	77,526	12
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	**RESULTADO NETO**	**6,442,337**	**2,988,482**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	4,201,696	4,545,451
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**10,644,033**	**7,533,933**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	774,739	(2,420,200)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**11,418,772**	**5,113,733**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	8,021,211	26,420,275
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(828,575)	(1,105,719)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**7,192,636**	**25,314,556**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(18,991,816)**	**(35,720,606)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(380,408)	(5,292,317)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	8,063,464	15,715,908
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	7,683,056	10,423,591

CLAVE DE COTIZACIÓN: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**4,201,696**	**4,545,451**
13	+ DEPRECIACION Y AMORTIZACION DEL	4,553,054	4,040,053
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	111,946	81,947
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	(463,304)	423,451
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**774,739**	**(2,420,200)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	67,896	(116,670)
19	+ (-) DECREMENTO (INCREMENTO) EN	(486,358)	(641,826)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	301,082	(336,640)
21	+ (-) INCREMENTO (DECREMENTO) EN	304,413	(1,204,277)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	587,706	(120,787)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**8,021,211**	**26,420,275**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	5,488,554	(4,741,055)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	2,921,869	23,394,930
25	+ DIVIDENDOS	0	0
26	+ OTROS	842,761	7,909,860
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(1,231,973)	(143,460)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(828,575)**	**(1,105,719)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	(1)
31	(-) DIVIDENDOS PAGADOS	(828,575)	(1,105,718)
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(18,991,816)**	**(35,720,606)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(14,311,909)	(30,565,416)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(2,494,687)	(2,355,943)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	187,164	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(2,372,384)	(2,799,247)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	9.43	%	5.32	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.42	%	10.47	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	7.16	%	3.97	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	16.38	%	13.85	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	17.67	%	17.33	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.79	veces	0.65	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.09	veces	1.63	veces
8	ROTACION DE INVENTARIOS (**)	6.65	veces	5.23	veces
9	DIAS DE VENTAS POR COBRAR	14	días	19	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	6.87	%	5.43	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	58.50	%	58.55	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.41	veces	1.41	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	31.16	%	44.35	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	81.37	%	80.41	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.72	veces	4.27	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.34	veces	1.12	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.83	veces	1.14	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.53	veces	0.80	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.30	veces	0.37	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	31.64	%	50.66	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	15.59	%	13.40	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	1.13	%	(4.30)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	4.28	veces	2.49	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	111.52	%	104.37	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	(11.52)	%	(4.37)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	13.14	%	6.60	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe		Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .85		$ .49	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ 1.06		$ .61	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .85		$ .49	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 6.16		$ 5.27	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .10		$ .08	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	1.62	veces	1.67	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	11.78	veces	17.89	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)	9.42	veces	14.31	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Previa

s51: ESTA FORMADO POR LOS DERECHOS DE EMBOTELLADO Y DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 13,803,116 Y PS. 7,820,517, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 4,703,524 Y PS. 4,313,701, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETÍN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 160,905 Y PS. 116,781, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
c34: AÑO ACTUAL: INCLUYE EL EFECTO POR LA COMPRA DEL 30% DE FEMSA CERVEZA A INTERBREW POR UN MONTO DE PS. 14,398,893.
AÑO ANTERIOR: INCLUYE EL EFECTO POR LA COMPRA DE PANAMCO POR PS. 30,565,416

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

FEMSA obtiene sólidos resultados en el tercer trimestre y primeros nueve meses del 2004

Datos Sobresalientes

FEMSA incrementó sus ingresos totales 6.8% y su utilidad de operación en 6.6% durante el 3T04, impulsado por el estable desempeño en todas sus principales unidades de negocio.

FEMSA Cerveza aumentó su volumen de ventas nacional en 4.3% y su utilidad de operación en 4.6% durante el 3T04. Aprovechando su nuevo esquema de negocios, continuó experimentando tendencias positivas de ventas en todos sus territorios.

Coca-Cola FEMSA incrementó su utilidad de operación en 9.0% durante el trimestre. El margen de operación se incrementó contra el año anterior en todas sus operaciones internacionales y con respecto a trimestres anteriores en México.

FEMSA Comercio incorporó 173 nuevas tiendas de conveniencia durante el trimestre, ampliando la cobertura nacional a 3,259 tiendas, lo que representó 718 tiendas adicionales con respecto al año pasado.
José Antonio Fernández, presidente y director general de FEMSA, comentó: "Me da mucho gusto el reportar un trimestre más en donde logramos avances importantes en la implementación de nuestra estrategia de bebidas. Como ustedes saben, a finales de agosto completamos la transacción de compra del 30% restante de FEMSA Cerveza, con lo cual concluimos nuestra relación de negocios con Interbrew. Posteriormente aprovechando esa nueva flexibilidad estratégica, establecimos un acuerdo comercial con Heineken en Estados Unidos, con quien ya tenemos un plan de negocios para nuestras exportaciones a ese país a partir del 2005. Sin duda, vamos por muy buen camino y hemos tenido avances significativos en el proceso de transformación del esquema de negocios para nuestras operaciones de cerveza en México.

Nuestros resultados en Coca-Cola FEMSA durante el tercer trimestre muestran una expansión del margen de operación en la mayoría de nuestros territorios. No cabe duda que la adquisición de los nuevos territorios está apoyando nuestro crecimiento a través de la diversificación de ingresos y de fuentes de utilidad en América Latina.

Asimismo, en FEMSA Comercio avanzamos en la consolidación del liderazgo de Oxxo en cuanto a número de tiendas y continuamos mejorando la propuesta de valor en nuestras tiendas, con la visión de seguir incrementando las ventas-mismas-tiendas, identificando y sirviendo mejor las necesidades de nuestros consumidores.

Estamos optimistas por el futuro y hay mucho que hacer en nuestra búsqueda de seguir creando valor en el largo plazo. Es por ello que mantendremos nuestro ritmo de trabajo."

Nota
Debido a la adquisición de Panamerican Beverages, Inc. ("Panamco") se empezaron a consolidar sus resultados financieros en Coca-Cola FEMSA y FEMSA a

partir de mayo del 2003. Por tal motivo, los resultados de Coca-Cola FEMSA ("KOF") y de FEMSA para los nueve meses terminados el 30 de septiembre del 2004 no son comparables con los nueve meses terminados el 30 de septiembre del 2003. Sin embargo, los resultados de operación presentados en este reporte para el tercer trimestre terminado el 30 de septiembre del 2004, ya son totalmente comparables con el tercer trimestre del 2003. Los resultados anuales serán comparables con el año anterior hasta el del 2005.

ANALISIS DE RESULTADOS FINANCIEROS NO AUDITADOS PARA EL TERCER TRIMESTRE Y LOS NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DEL 2004 COMPARADO CON EL TERCER TRIMESTRE Y LOS NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DEL 2003.

FEMSA

FEMSA aumentó sus ingresos totales 6.8% a 23,702 millones de pesos durante el 3T04, comparados con 22,195 millones de pesos durante el 3T03. Casi el 90% del incremento en los ingresos se relaciona al crecimiento en FEMSA Comercio, la cual incorporó 718 nuevas tiendas de conveniencia en los últimos 12 meses.

Acumulado a septiembre del 2004, los ingresos totales se incrementaron en 21.4% a 68,282 millones de pesos, comparados con 56,223 millones de pesos durante el mismo periodo del 2003. El incremento en los ingresos totales fue impulsado por el crecimiento en cada una de las principales subsidiarias, atribuyendo la mayor parte del crecimiento a la integración de los nuevos territorios de Coca-Cola FEMSA y al crecimiento de nuevas tiendas Oxxo en FEMSA Comercio.

El costo de ventas ascendió a 12,520 millones de pesos durante el 3T04, comparado a 11,521 millones de pesos durante el mismo periodo del 2003, un incremento de 8.7%. La mayor parte de este incremento se debió aa un mayor número de tiendas netas Oxxo y, en menor grado, al incremento en el costo de ventas de FEMSA Cerveza. El margen bruto se redujo en 90 puntos base a 47.2% de los ingresos totales durante el 3T04, comparado con 48.1% durante el 3T03. Esto se debió principalmente a la mayor proporción que representan las operaciones de FEMSA Comercio en los resultados consolidados, las cuales tienen un menor margen que el resto de las operaciones así como a una ligera contracción en el margen bruto de FEMSA Cerveza y FEMSA Empaques.

Acumulado a septiembre del 2004, se incrementó el costo de ventas a 36,190 millones de pesos, comparado con 29,187 millones de pesos durante el acumulado a septiembre del 2003, un crecimiento de 24.0%. Casi dos tercios de este incremento se debió a la integración de los nuevos territorios de Coca-Cola FEMSA, mientras que el resto se debió al incremento en el número de tiendas netas Oxxo. El margen bruto se redujo en 110 puntos base a 47.0% de los ingresos totales durante el acumulado a septiembre del 2004, comparado con 48.1% obtenido durante el mismo periodo del 2003.

La utilidad de operación se incrementó en 6.6% a 3,613 millones de pesos durante el 3T04, reflejando un margen de operación de 15.2%. El margen de operación mostró una contracción de 10 puntos base comparado con el 3T03, como resultado de la disminución en el margen de operación de FEMSA Empaques y

FEMSA Comercio, compensado parcialmente por las mejoras en el margen de operación logradas por FEMSA Cerveza y Coca-Cola FEMSA.

En el acumulado a septiembre del 2004, la utilidad de operación se incrementó 13.2% alcanzando 9,932 millones de pesos, en comparación con 8,776 millones de pesos generados durante el mismo periodo del 2003. El margen de operación se redujo en 110 puntos base a 14.5% de los ingresos totales, comparado con el mismo periodo del 2003. Esta contracción en el margen de operación resultó de un efecto neto de una disminución en el margen de operación para Coca-Cola FEMSA, FEMSA Comercio y FEMSA Empaques, la cual fue parcialmente compensada por una expansión de 110 puntos base en el margen de operación logrado por FEMSA Cerveza.

El gasto financiero neto ascendió a 716 millones de pesos durante el 3T04, comparado con 807 millones de pesos durante el 3T03, principalmente como resultado del efecto neto entre (i) un nivel de deuda mayor en el tercer trimestre del 2004, debido a la contratación de los créditos para la compra del 30% de FEMSA Cerveza y (ii) a una comparación favorable relativa al mismo trimestre del año anterior durante el cual realizamos prepagos importantes de la deuda de Coca-Cola FEMSA relacionada con la compra de Panamco. En el acumulado a septiembre del 2004, el gasto financiero neto ascendió a 2,229 millones de pesos, comparado con 1,437 millones de pesos registrados en el acumulado a septiembre del 2003. Este incremento se relaciona principalmente a la deuda generada por parte de Coca-Cola FEMSA para la adquisición de los nuevos territorios en mayo del 2003.

La fluctuación cambiaria ascendió a 62 millones de pesos durante el 3T04. Esto representó una significativa mejora, comparada con la pérdida de 1,164 millones de pesos registrada durante el 3T03. La ganancia de 62 millones de pesos fue resultado de la apreciación del peso mexicano contra el dólar de 1.18% durante el 3T04, aplicada a la deuda denominada en dólares, y una ganancia por fluctuación cambiaria generada por la apreciación de los dólares obtenidos para la compra del 30% de FEMSA Cerveza, los cuales fueron parte de la caja durante 2 meses del 3T04.. Acumulado a septiembre del 2004, se presentó una devaluación del peso mexicano contra el dólar de 1.26% en términos nominales, incrementándose de 11.235 pesos por dólar el 31 de diciembre del 2003 a 11.376 pesos por dólar el 30 de septiembre del 2004. En el acumulado a septiembre del 2004, la pérdida por fluctuación cambiaria ascendió a 108 millones de pesos, comparada con una pérdida de 2,151 millones de pesos en el mismo periodo del 2003, relacionado con la devaluación del peso sobre la deuda contratada por parte de Coca-Cola FEMSA para la adquisición de los nuevos territorios.

La ganancia por posición monetaria ascendió a 588 millones de pesos durante el 3T04, comparada con 481 millones de pesos registrados durante el 3T03. En el acumulado a septiembre del 2004, la ganancia por posición monetaria fue de 1,138 millones de pesos, comparada con 517 millones de pesos durante el mismo periodo del 2003. Esta ganancia refleja el impacto inflacionario sobre el mayor nivel de endeudamiento durante el periodo.

Los impuestos durante el 3T04 ascendieron a 1,290 millones de pesos, los cuales incluyen el impuesto sobre la renta, impuesto sobre activos y la participación de los trabajadores en las utilidades ("impuestos"); en comparación con 653 millones de pesos durante el 3T03. En el acumulado a septiembre del 2004, los impuestos ascendieron a 3,242 millones de pesos, en comparación con 2,004 millones de pesos durante el mismo periodo del 2003. La tasa efectiva de impuestos para el acumulado a septiembre del 2004 fue de 38.2%, la cual compara favorablemente con la tasa efectiva de impuestos de 40.1% registrada durante el mismo periodo del 2003.

Ganancia extraordinaria
Como lo mencionamos en el comunicado de prensa del segundo trimestre del 2004, en mayo pasado Coca-Cola FEMSA obtuvo una resolución final favorable por parte de la corte federal mexicana que le permitió amortizar pérdidas provenientes de una venta de acciones realizada en el 2002. Como resultado de esta resolución, se incrementó la utilidad neta consolidada acumulada a septiembre del 2004 en 1,195 millones de pesos.

La utilidad neta ascendió a 2,245 millones de pesos durante el 3T04, que representa un crecimiento de 98.1% con respecto al 3T03. En el acumulado a septiembre del 2004, la utilidad neta se incrementó 115.6% ascendiendo a 6,442 millones de pesos, comparada con 2,988 millones de pesos durante el mismo periodo del 2003.

La utilidad neta mayoritaria por Unidad FEMSA ascendió a 1.303 en el 3T04 y a 3.654 en el acumulado a septiembre del 2004. La utilidad neta mayoritaria por cada ADS de FEMSA, asumiendo un tipo de cambio de 11.376 pesos por dólar, fue de $3.21 dólares en el acumulado a septiembre del 2004. FEMSA alcanzó una utilidad neta mayoritaria consolidada de 3,871 millones de pesos en el acumulado a septiembre del 2004, 81.1% mayor a la que se registró en el mismo periodo del 2003. .

La inversión en activo fijo fue de 1,742 millones de pesos y 4,680 millones de pesos durante el 3T04 y el acumulado a septiembre del 2004, respectivamente.

Deuda consolidada. Al 30 de septiembre del 2004, el saldo de efectivo de 7,683 millones de pesos ($ 675 millones de dólares); la deuda a corto plazo fue de 8,050 millones de pesos ($ 708 millones de dólares) y la deuda a largo plazo fue de 39,208 millones de pesos ($ 3,447 millones de dólares). Del 30 de junio del 2004 al 30 de septiembre del 2004, se incrementó el saldo de la deuda neta consolidada (la suma de la deuda a corto plazo, más la deuda a largo plazo, menos el saldo en efectivo) en $ 996 millones de dólares. Este incrementó es resultado de la deuda adicional generada por concepto de la recompra del 30% restante de FEMSA Cerveza, la cual se llevó acabo el 31 de agosto del 2004. Se tiene contemplado pagar aproximadamente $500 millones de dólares de esta nueva deuda con ingresos de una emisión de capital (favor de dirigirse a la sección que aparece mas adelante titulada: Emisión de capital para el financiamiento de una parte de la adquisición del 30% de FEMSA Cerveza).

Al 30 de septiembre del 2004, aproximadamente 50.5% de la deuda total consolidada está contratada a tasa de interés fija, mientras que el 49.5% restante a una tasa de interés variable. El desglose de moneda fue de la siguiente manera: 35.0% de la deuda total estaba denominada en dólares, 63.6% en pesos mexicanos y 1.3% en pesos colombianos. Las tasas nominales promedio ponderadas para la deuda fueron de aproximadamente 9.1%, 4.5% y 10.2% en pesos mexicanos, dólares y pesos colombianos, respectivamente, lo que dio como resultado que la tasa de interés nominal promedio ponderada para la deuda total fue de 7.5% al 30 de septiembre del 2004.

Acontecimientos Recientes:

Las tiendas "Six" fueron transferidas de FEMSA Cerveza a FEMSA Comercio.
Como se mencionó en el comunicado de prensa del primer trimestre del 2004, durante el mes de diciembre del 2003, todas las tiendas "Six" que pueden ser convertidas al formato Oxxo,, es decir 319 tiendas fueron vendidas a FEMSA Comercio. Esto permitió que FEMSA Cerveza se enfocara en sus operaciones clave y al mismo tiempo proporcionó a FEMSA Comercio de nuevos puntos de venta ya probados.

Para efectos de comparación, y de acuerdo con las reglas contables, los resultados financieros de estas tiendas "Six" al 3T03 y el acumulado a septiembre del 2003 se reclasificaron de FEMSA Cerveza a FEMSA Comercio. La información que se presenta en este comunicado de prensa está basado en las cifras reclasificadas para el tercer trimestre y el acumulado a septiembre del 2003. Es importante mencionar que este cambio no tiene impacto en las cifras consolidadas de FEMSA. Para mayor detalle, favor de ver la información financiera en los anexos.

Emisión de capital para el financiamiento de una parte de la adquisición del 30% de FEMSA CERVEZA.
Como se informó en los resultados del segundo trimestre, el 27 de Julio del 2004, los accionistas de FEMSA aprobaron la emisión de hasta 344 millones de acciones Serie B y hasta 322 millones de acciones Serie D-B y D-L, representando hasta 52.8 millones de Unidades B y hasta 80.5 millones de Unidades BD. La compañía espera vender estas unidades en ofertas en México y en forma de ADS internacionalmente. El número de acciones autorizadas para venta incluye cualquier acción que pueda ser requerida para satisfacer una opción de sobre-asignación en las Unidades BD que pueden ser otorgadas a los suscriptores. Antes de que se inicien las ofertas, se determinará el número exacto de Unidades que se ofrecerán y se cancelarán todas las autorizaciones de acciones que excedan la composición de las Unidades que serán puestas a oferta pública (y la opción de sobre-asignación). FEMSA espera que los ingresos totales de las ofertas serán en el orden de $ 500 a $ 550 millones de dólares, los cuales serán utilizados para pagar parte de la deuda relacionada con la recompra del 30% de FEMSA Cerveza, la cual se llevó acabo agosto del 2004. Para más información sobre esta recompra favor de dirigirse al comunicado de prensa del 31 de agosto del 2004 titulado "FEMSA e Interbrew concluyen su relación de negocios".

Un prospecto preliminar de esta colocación de acciones ha sido entregado a la Comisión Nacional Bancaria y de Valores (CNBV) y a la Securities and Exchange Comisión (SEC) en Estados Unidos, pero aun no inicia su vigencia. Las acciones no pueden ser vendidas, ni las ofertas de venta pueden ser aceptadas, antes de que inicie la vigencia del prospecto de colocación.

Este comunicado de prensa no constituye una oferta para vender o solicitar la compra de acciones. No habrá venta de acciones en ninguna jurisdicción en la cual tal oferta, solicitud o venta fueran ilegales antes de ser registradas bajo las leyes de instrumentos financieros en esas jurisdicciones.

Reclasificación posterior a la adquisición del 30% de FEMSA Cerveza
La participación en compañías afiliadas, la cual se relaciona principalmente a

los resultados de Labatt EUA, ha sido reclasificada bajo la línea de utilidad de operación.

Las operaciones clave de "FEMSA Empaques' se combinarán con FEMSA Cerveza durante el 4T04.
Como un paso más hacia el esquema de negocios integrado de bebidas, el pasado 26 de octubre, el Consejo de Administración aprobó la integración en FEMSA Cerveza de las principales operaciones de FEMSA Empaques. Específicamente, las operaciones en botellas de vidrio y latas serán consolidadas en FEMSA Cerveza, mientras las operaciones restantes permanecerán en FEMSA Empaques. Por lo tanto, FEMSA Empaques dejará de aparecer como una unidad de negocio separada en los comunicados de prensa a partir del 4T04 y año completo 2004. Para efectos de comparación, en el siguiente comunicado de prensa trimestral se presentarán las cifras reclasificadas para el 4T04 y año 2004.

Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de estos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

FEMSA Cerveza

FEMSA Cerveza aumentó su volumen de ventas nacional en 4.3% a 6,048 millones de hectolitros durante el 3T04. Este incremento se debió principalmente al incremento de ventas en todos los territorios, impulsado por las marcas Sol, Indio y Tecate Light. Acumulado a septiembre del 2004, FEMSA Cerveza incrementó su volumen de ventas nacional en 4.1% a 17,443 millones de hectolitros. Estos resultados positivos son atribuibles a varias iniciativas clave. Por ejemplo, se continuó (1) impulsando la innovación del portafolio de empaques y productos; se ha tenido particular éxito con el relanzamiento de Tecate Light, el lanzamiento de Sol Brava en el centro de México y el lanzamiento de Sol en presentación no-retornable a un precio premium en los territorios del Noreste de México, (2) expandiendo la cobertura, por lo tanto mejorando la disponibilidad de los productos para el consumidor, (3) mejorando la ejecución en el punto de venta y (4) empezando a apalancar parcialmente la funcionalidad del Sistema Integral de Negocio ("ERP"), el cual se encuentra operando en 68% del total del volumen directo nacional, permitiendo implementar estrategias micro segmentadas en algunos territorios.

FEMSA Cerveza incrementó su volumen de ventas de exportación en 1.4% a 0.609 millones de hectolitros durante el 3T04. Este menor ritmo de crecimiento respecto a trimestres anteriores se debió a una acumulación de inventario experimentado por los mayoristas en Estados Unidos durante la primera mitad del 2004. Como evidencia de esto podemos observar que en Estados Unidos las ventas de los mayoristas a los minoristas se incrementaron en 8.1% durante el 3T04 comparado con el 3T03.

En el acumulado a septiembre del 2004, FEMSA Cerveza incrementó su volumen de ventas de exportación en 14.6% a 1.788 millones de hectolitros, dados los fuertes resultados de los primeros seis meses del 2004. Las ventas de mayoristas a minoristas en el mercado estadounidense incrementaron 11.4%, y el crecimiento restante se generó de la acumulación de inventario en los mayoristas. El incremento del 11.4% en las ventas de mayoristas a minoristas se debió principalmente a la continuación de estrategias exitosas de mercadotecnia para las marcas Tecate y Dos Equis y una mejora total en la economía de Estados Unidos.

FEMSA Cerveza incrementó sus ingresos totales en 4.1% a 5,947 millones de pesos durante el 3T04. Este incremento positivo es el resultado de un aumento de 4.0% en el volumen de ventas totales y de un incremento de 2.8% anual en el ingreso por hectolitro de exportación en términos del peso mexicano. El ingreso por hectolitro nacional incrementó 4.8% en términos nominales durante el 3T04; sin embargo, como resultado de la inflación del 5.1% en los últimos doce meses, el ingreso real por hectolitro nacional disminuyó 0.3%, principalmente debido a un incremento selectivo en la actividad promocional durante el trimestre. En el acumulado a septiembre del 2004, FEMSA Cerveza incrementó sus ingresos totales en 5.0% ascendiendo a 17,161 millones de pesos, comparados con 16,338 millones de pesos durante el mismo periodo del 2003. Los ingresos nacionales representaron el 92% del total, mientras que el 8% restante proviene de las exportaciones.

FEMSA Cerveza incrementó su costo de ventas en 7.3% a 2,517 millones de pesos durante en 3T04, comparado con 2,346 millones de pesos durante el 3T03. Este incremento se debió a (1) un crecimiento de 4.0% en el volumen de ventas total, (2) una mayor proporción de presentaciones no-retornables en la mezcla del portafolio de productos y (3) un incremento en el costo por hectolitro producto de incrementos en energía y en el costo de la cebada. En los nueve meses del 2004, FEMSA Cerveza incrementó su costo de ventas en 5.9%, ligeramente por encima del crecimiento de los volúmenes totales, alcanzando los 7,212 millones de pesos, comparado con 6,809 millones de pesos durante el mismo periodo del 2003.

FEMSA Cerveza incrementó su utilidad bruta en 1.8% alcanzando los 3,430 millones de pesos durante el 3T04. Observó una disminución en el margen bruto de 130 puntos base a 57.7% de los ingresos totales, comparado con 59.0% durante el 3T03. En los nueve meses del 2004, FEMSA Cerveza registró una utilidad bruta de 9,949 millones de pesos, registrando un margen bruto de 58.0%, 30 puntos base por debajo de lo registrado en el mismo periodo del 2003.

FEMSA Cerveza incrementó sus gastos de administración en 5.0% a 623 millones de pesos durante el 3T04, comparado con 594 millones de pesos durante el 3T03. Este incremento se debió a gastos relacionados con el Sistema Integral de Negocio ("ERP"). En el acumulado a septiembre del 2004, FEMSA Cerveza incrementó sus gastos de administración en 5.8% a 1,892 millones de pesos, comparados con 1,788 millones de pesos en el mismo periodo del 2003.

FEMSA Cerveza disminuyó sus gastos de venta en 1.5% a 1,572 millones de pesos durante el 3T04, comparados con 1,595 millones de pesos en el 3T03. Esta disminución es consecuencia de varias iniciativas para la contención de gastos en toda la compañía. En el acumulado a septiembre del 2004, FEMSA Cerveza disminuyó sus gastos de venta en 0.4% a 4,684 millones de pesos.

Como porcentaje de los ingresos totales, FEMSA Cerveza redujo los gastos de operación (gastos de administración más gastos de venta) 140 puntos base, comparado con 38.3% en el 3T03 a 36.9% en el 3T04, resultado de un aumento en el volumen de ventas y una administración efectiva de los gastos de operación.

En el acumulado a septiembre del 2004, como porcentaje de los ingresos totales, FEMSA Cerveza disminuyó los gastos de operación 140 puntos base de 39.7% a 38.3%, comparado con el mismo periodo del 2003.

FEMSA Cerveza incrementó su utilidad de operación (antes de servicios corporativos) en 4.6% a 1,235 millones de pesos durante el 3T04, comparado con 1,181 millones de pesos durante el 3T03. Incrementó el margen de operación (antes de servicios corporativos) en 10 puntos base a 20.8% de los ingresos totales. Este incremento refleja precios reales estables, un sólido crecimiento en volúmenes y un uso más eficiente de gastos de operación, el cual fue compensado por un incremento en el costo de ventas. En el acumulado a septiembre del 2004, FEMSA Cerveza incrementó su utilidad de operación en 11.0% a 3,374 millones de pesos, comparado con 3,038 millones de pesos en el mismo periodo del 2003. FEMSA Cerveza incrementó su margen de operación (antes de servicios corporativos) en 110 puntos base a 19.7% de los ingresos totales. Este incremento refleja precios reales estables, un sólido crecimiento en volúmenes y un uso más eficiente de gastos de operación.

FEMSA Comercio

FEMSA Comercio registró un aumento en sus ingresos totales de 28.6% a 5,974 millones de pesos durante el 3T04, comparado con 4,647 millones de pesos durante el 3T03. Al 30 de septiembre del 2004, la cadena contaba con 3,259 tiendas de conveniencia en el territorio nacional, representando un incremento neto de 718 nuevas tiendas desde el 30 de septiembre del 2003. Oxxo continúa con la rápida consolidación de su posición de liderazgo en la industria de tiendas de conveniencia en México. En el acumulado a septiembre del 2004, FEMSA Comercio incrementó sus ingresos totales en 24.3% a 16,277 millones de pesos, comparado con 13,097 millones de pesos en el mismo periodo del 2003.

FEMSA Comercio incrementó las ventas mismas tiendas de Oxxo en un promedio de 10.2% durante el 3T04, reflejando un incremento de 5.8% en el "ticket" promedio y un crecimiento de 4.2% en el tráfico por tienda. Esta expansión lograda en las cifras del "ticket" promedio y las ventas mismas tiendas de Oxxo, continua reflejando el rápido ritmo de expansión, así como una mejor administración de categorías que permite a Oxxo optimizar la mezcla de productos dentro de sus tiendas. En el acumulado a septiembre del 2004, FEMSA Comercio incrementó las ventas mismas tiendas de Oxxo en un promedio de 8.6%, reflejando un incremento de 4.7% en el "ticket" promedio y un crecimiento de 3.7% en el tráfico por tienda.

FEMSA Comercio alcanzó una utilidad bruta de 1,586 millones de pesos durante el 3T04, registrando un margen bruto de 26.5% de los ingresos totales, comparado con 26.4% registrado durante el 3T03. En el acumulado a septiembre del 2004, FEMSA Comercio alcanzó una utilidad bruta de 24.9% a 4,272 millones de pesos, comparada con 3,419 millones de pesos durante el mismo periodo del 2003. Para el acumulado a septiembre del 2004, FEMSA Comercio incrementó ligeramente el margen bruto a 26.2% de los ingresos totales.

FEMSA Comercio incrementó sus gastos de administración en 61.2% a 110 millones de pesos durante el 3T04 comparados con el 3T03. Más del 70% de este incremento fue resultado de gastos y amortización de inversiones relacionadas al nuevo sistema de Tecnología de Información, que ya no son capitalizables, y la cantidad restante fue resultado de un un mayor gasto por entrenamiento y desarrollo del personal, así como por la apertura de tres nuevas oficinas regionales en Cd. Juárez, Morelia y La Paz. En el acumulado a septiembre del 2004, FEMSA Comercio incrementó sus gastos de administración en 51.8% a 317 millones de pesos comparado con el acumulado a septiembre del 2003.

FEMSA Comercio aumentó sus gastos de venta en 32.1% a 1,230 millones de pesos durante el 3T04, incrementando 60 puntos base a 20.6% de los ingresos totales. En el acumulado a septiembre del 2004, FEMSA Comercio incrementó sus gastos de venta a un ritmo ligeramente superior al de los ingresos a 3,301 millones de pesos o 20.3% de los ingresos totales, principalmente como resultado de un incremento en el número de tiendas netas Oxxo, las cuales no han alcanzado su maduración en cuanto al nivel de ventas, así como mayores gastos de publicidad para fortalecer el valor de la marca Oxxo. Además de incrementar el número de tiendas netas Oxxo, también se han invertido en mejorar las ya existentes.

FEMSA Comercio aumentó la utilidad de operación (antes de servicios corporativos) en 7.4% a 246 millones de pesos, resultando en un margen de operación de 4.1% en el 3T04, 80 puntos base inferior al registrado en el 3T03. En el acumulado a septiembre del 2004, FEMSA Comercio incrementó la utilidad de operación en 13.4% a 654 millones de pesos, resultando en un margen de operación de 4.0%, 40 puntos base menos que el mismo periodo del 2003. Sin embargo, el impacto de las iniciativas estratégicas es ya visible en la mejoría de las ventas mismas tiendas de Oxxo, en el crecimiento del tráfico por tienda y del "ticket" promedio, mientras fortalecemos a Oxxo como marca ampliando el número de tiendas. Los niveles actuales de inversión están por encima de los retornos a corto plazo, sin embargo es seguro que estás inversiones fomentarán el crecimiento de la rentabilidad de Oxxo en el largo plazo.

FEMSA Empaques

FEMSA Empaques incrementó sus ingresos totales en 6.2% a 2,101 millones de pesos durante el 3T04. Este incremento es resultado de sólidos incrementos en sus volúmenes de venta seguidos por: (1) un incremento neto de 16.8% en el volumen de ventas de botellas de vidrio, principalmente por la fuerte demanda de FEMSA Cerveza, (2) un incremento neto de 18.9% en el volumen de ventas de hermetapas, debido principalmente al incremento en la demanda de terceros, principalmente estadounidenses, (3) un aumento neto de 11.3% en el volumen de ventas de latas de bebidas y (4) la devaluación del peso, lo cual compensó una disminución en el precio promedio de estos productos, los cuales están denominados en dólares.

En el acumulado a septiembre del 2004, FEMSA Empaques incrementó sus ingresos totales en 8.1% a 6,053 millones de pesos, comparado con 5,598 millones de pesos durante el mismo periodo del 2003.

FEMSA Empaques alcanzó una utilidad bruta de 470 millones de pesos durante el 3T04, resultando un margen bruto de 22.3% comparado con 24.3% en el 3T03. La contracción de 200 puntos base contra el 3T03 se debió principalmente a un incremento en los costos de las materias primas denominadas en dólares, particularmente aluminio y acero y, en un menor grado, la apertura de nuevas oficinas regionales para dar servicio a las operaciones de equipo de refrigeración.

En el acumulado a septiembre del 2004, FEMSA Empaques alcanzó una utilidad bruta de 1,372 millones de pesos, resultando en un margen bruto de 22.7%.

FEMSA Empaques aumentó sus gastos de administración en 21.2% a 54 millones de pesos durante el 3T04 debido a la expansión en sus operaciones con relación al mantenimiento de los equipos de refrigeración para las operaciones de refrescos de Coca-Cola FEMSA, además de mayores gastos por nómina. FEMSA Empaques aumentó sus gastos de venta en 4.0% a 128 millones de pesos durante el 3T04. Al igual que en el 2T04, este incremento se debió principalmente los costos de fletes por el crecimiento en las ventas nacionales. En el acumulado a septiembre del 2004, FEMSA Empaques incrementó sus gastos de operación en 2.3% a 503 millones de pesos comparados con 492 millones en el acumulado a septiembre del 2003.

FEMSA Empaques vio disminuida su utilidad de operación (antes de servicios corporativos) en 8.1% a 288 millones de pesos durante el 3T04, resultando en un margen de operación de 13.7% de los ingresos totales, una contracción de 210 puntos base comparado con el 3T03. En el acumulado a septiembre del 2004, FEMSA Empaques incrementó su utilidad de operación en 3.1% a 869 millones de pesos.

Se presentó cierta información financiera no auditada de FEMSA para el tercer trimestre y primeros nueve meses del 2004, comparada con el tercer trimestre y los primeros nueve meses del 2003. Somos una empresa tenedora, cuyas principales actividades están agrupadas bajo las siguientes compañías subtenedoras y realizadas por sus respectivas subsidiarias operativas: Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), la cual se dedica a la producción, distribución y venta de refrescos; FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), la cual se dedica a la producción, distribución, y venta de cerveza; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), la cual opera tiendas de conveniencia y FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), la cual se dedica a la producción y distribución de materiales de empaque.

Todas las cifras en este reporte están expresadas en pesos mexicanos constantes ("Pesos" o "Ps") con poder adquisitivo al 30 de septiembre del 2004 y fueron preparadas de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México ("PCGA México"); por lo tanto, todos los cambios porcentuales están expresados en términos reales.

Este reporte puede contener ciertas declaraciones sobre expectativas con respecto al futuro desempeño de FEMSA y deben ser consideradas como estimaciones de buena fe hechas por la Compañía. Estas declaraciones sobre expectativas, reflejan opiniones de la Administración basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e inciertos, los cuales podrían tener un impacto material sobre el desempeño real de la Compañía.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:
. Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;
. Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación;
. Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación; e
. Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.
La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original sea menor a tres meses, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado entre y dentro de las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. FEMSA Cerveza clasifica las botellas y cajas como inventarios y Coca-Cola FEMSA las clasifica dentro del rubro de propiedad, planta y equipo.

Existen dos tipos de botellas y cajas retornables:
. Aquellas que están en el control de las plantas de la Compañía, a las cuales nos referimos como botellas y cajas en planta y centros de distribución; y
. Aquellas que han sido entregadas en las manos de los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera reportada, la rotura de botella y caja retornable en planta y en los centros de distribución es registrada como un gasto en el momento en que sea incurrido.

Las botellas y cajas en el mercado de FEMSA Cerveza, están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es propietario y las mantiene como activos, los cuales son monitoreados por personal de ventas durante sus visitas periódicas a los clientes. Cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Para efectos fiscales, el costo de las botellas y cajas se deduce al momento de la compra.

Las botellas y cajas en el mercado de Coca-Cola FEMSA, por las cuales se recibe un depósito de los clientes, se presentan netos de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, las cuales representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente.

La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura en planta y en los centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de cuatro años para envase de vidrio retornable y de un año para envase de plástico retornable.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y no se tiene un valor de mercado, se registra al costo de adquisición y se valúan mediante la aplicación de factores de inflación del país de origen. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y se tiene un valor de mercado observable, su valor es ajustado al valor de mercado, con dichos ajustes reflejados en las utilidades.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Años
Edificios y construcciones 40-50
Maquinaria y equipo 12-20
Equipo de distribución 10-12
Equipo de refrigeración 4-5
Equipo de cómputo 3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:
. Acuerdos con clientes para obtener el derecho de vender y promover los

productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:
. Método de volumen de ventas, en el cual la amortización se determina con base a la proporción del volumen realmente vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 80% de los acuerdos de FEMSA Cerveza se amortizan bajo esta base); y

. Método de línea recta, en el cual la amortización se lleva a cabo en el transcurso de la vida del contrato (el restante 20% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método)

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, la Compañía compara los cálculos obtenidos por medio del método de volumen de ventas y el que hubiera resultado del cálculo del método de línea recta, y registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

. Mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos era considerado crédito mercantil. Con la adopción del C-8, la Compañía considera el crédito mercantil pagado en las adquisiciones previas a la entrada en vigor de este boletín como derechos para producir y distribuir productos de la marca Coca-Cola y cerveza. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios.

Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

. Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y
. Información tecnológica y sistemas de administración, que son erogados en la fase de desarrollo y capitalizados de acuerdo con las disposiciones establecidas en el C-8. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo,

están sujetos a una revisión periódica de deterioro y consisten en:
. Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y
. Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de franquicias previamente otorgadas y se actualizan utilizando factores de inflación.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
De acuerdo con el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" ("C-15"), la Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima ese activo va a generar en el futuro, contra el valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, otros activos y activos intangibles identificados, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en circunstancias indican que el valor de un activo o grupo de activos puede no ser recuperable por medio de los futuros flujos de efectivo esperados.

Para crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales, así como cuando existan circunstancias que indiquen que el valor de dicho activo excede su valor de mercado implícito.

En caso que exista algún ajuste por deterioro en el valor de los activos, este ajuste se reconoce en el rubro de otros gastos.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. La inversión en refrigeradores realizada por la Compañía reducida de la participación de The Coca-Cola Company se registra en la cuenta de propiedad planta y equipo. Dichos recursos son reconocidos cuando The Coca-Cola Company acepta la petición del reembolso.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como

partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el estado de resultados en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a resultados en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de envió establecidos, de la siguiente manera:
. Para ventas nacionales, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque). Al 30 de junio del 2004 y 2003, las ventas nacionales representan aproximadamente el 96% de las ventas totales consolidadas. Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.
. Para ventas de exportación, al momento en que los productos se entregan al cliente y el cliente toma posesión de los productos (LOB destino).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones y descuentos asignados.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:
. Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución
. Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y
. Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son registrados en resultados conforme se incurren

incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El impuesto diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar el PTU diferido, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

Resultado por Posición Monetaria
El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el

resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

Los instrumentos financieros contratados con fines de cobertura se valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable y son registrados en el estado de situación financiera. La diferencia entre el valor inicial y final del periodo, se registra en resultados.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios, y se presenta en el estado consolidado de variaciones en las cuentas de capital contable.

t) Provisiones:
La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación y se puede estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

u) Aportaciones al capital de subsidiarias:
Cuando un tercero realiza una aportación al capital de una subsidiaria con la intención de obtener una participación minoritaria y dicha aportación es diferente al valor en libros de la subsidiaria, dicha diferencia entre el valor en libros de las acciones y el monto aportado, es registrada como una prima en suscripción de acciones.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	19,105,695	42,530,280
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	12,909,899
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	307,945	352,911
4 ELIMINACIÓN ACCIONES		1	0.00	(26,080,596)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**55,793,090**
ASOCIADAS					
1 IEQSA		98,232	33.68	59,692	136,263
2 CICAN		9,620	48.10	36,154	36,704
3 BETA SAN MIGUEL		355,420	2.54	30,348	62,313
4 TAPON CORONA		547,960	40.00	20,285	22,375
5 MOLSON		745,739	0.74	228,253	78,747
6 OTRAS ASOCIADAS (4) (NO. DE ASOC.:)		1	0.00	0	342,928
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**374,732**	**679,330**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**56,472,420**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
ORGANISMOS FINANCIEROS																
ABN	26/03/2010	2.44	0	0	0	0	0	0	0	0	0	0	0	0	0	568,795
ARTESIA	15/11/2004	2.78	0	0	0	0	0	0	0	0	3,382	0	0	0	0	0
BANAMEX	23/08/2005	7.58	2,887,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/08/2008	7.73	0	1,762,500	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/07/2005	7.88	461,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/12/2007	10.38	375,000	2,125,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	8.09	0	543,903	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	8.11	0	1,155,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	4.39	0	0	0	0	22,741	113,706	204,670	227,412	0	0	0	0	0	0
BANCOMER	30/09/2008	4.34	0	0	0	0	22,710	113,552	204,393	227,103	0	0	0	0	0	0
BAYERISCHE	28/06/2010	3.44	0	0	0	0	0	0	0	0	0	0	10,036	20,072	20,072	50,180
BAYERISCHE	30/06/2009	3.27	0	0	0	0	0	0	0	0	0	22,563	11,281	22,563	22,563	33,844
BAYERISCHE	15/05/2006	1.72	0	0	0	0	0	0	0	0	0	1,338	669	669	0	0
BAYERISCHE	28/09/2007	3.17	0	0	0	0	0	0	0	0	0	26,546	0	26,544	26,542	0
BAYERISCHE	26/08/2006	2.07	0	0	0	0	0	0	0	0	0	1,341	670	670	0	0
BAYERISCHE	31/12/2004	3.01	0	0	0	0	0	0	0	0	113,759	0	0	0	0	0
BAYERISCHE	15/05/2007	1.72	0	0	0	0	0	0	0	0	0	1,271	636	1,271	636	0
BAYERISCHE	17/01/2005	2.08	0	0	0	0	0	0	0	0	0	694	0	0	0	0
BAYERISCHE	17/01/2005	2.08	0	0	0	0	0	0	0	0	0	845	0	0	0	0
BAYERISCHE	29/04/2005	1.74	0	0	0	0	0	0	0	0	0	1,414	0	0	0	0
BAYERISCHE	08/01/2008	4.43	0	0	0	0	0	0	0	0	0	2,503	0	1,252	0	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	16,277	0	0	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	1,885	0	0	0	0
BAYERISCHE	30/09/2005	2.67	0	0	0	0	0	0	0	0	0	653	0	0	0	0
BAYERISCHE	28/02/2006	2.49	0	0	0	0	0	0	0	0	0	936	0	468	0	0
BAYERISCHE	31/01/2006	2.48	0	0	0	0	0	0	0	0	0	908	0	454	0	0
BAYERISCHE	02/05/2006	1.84	0	0	0	0	0	0	0	0	0	1,226	613	613	0	0
BAYERISCHE	30/11/2008	1.99	0	0	0	0	0	0	0	0	0	7,130	3,565	7,130	7,130	7,130

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	31/07/2006	2.48	0	0	0	0	0	0	0	0	0	844	0	844	0	0
BAYERISCHE	30/01/2007	2.48	0	0	0	0	0	0	0	0	0	1,002	0	1,002	501	0
BAYERISCHE	28/09/2006	2.64	0	0	0	0	0	0	0	0	0	1,851	0	1,851	0	0
BAYERISCHE	30/04/2007	1.83	0	0	0	0	0	0	0	0	0	1,476	738	1,476	738	0
BAYERISCHE	31/07/2007	2.39	0	0	0	0	0	0	0	0	0	5,328	0	5,328	5,329	0
BAYERISCHE	30/10/2007	1.74	0	0	0	0	0	0	0	0	0	2,529	1,264	2,529	1,264	0
BAYERISCHE	31/01/2008	2.39	0	0	0	0	0	0	0	0	0	1,959	0	1,958	1,958	979
BAYERISCHE	28/05/2013	1.97	0	0	0	0	0	0	0	0	0	24,805	12,403	24,805	24,805	136,437
BAYERISCHE	12/04/2005	1.62	0	0	0	0	0	0	0	0	0	8,970	0	0	0	0
BAYERISCHE	15/02/2006	2.12	0	0	0	0	0	0	0	0	0	1,107	0	554	0	0
BAYERISCHE	18/12/2006	2.06	0	0	0	0	0	0	0	0	0	3,472	1,736	3,472	0	0
BAYERISCHE	18/10/2006	1.43	0	0	0	0	0	0	0	0	0	1,471	736	1,471	0	0
BBVA-BANCOMER	25/03/2011	10.10	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	29/06/2011	9.98	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	16/08/2006	2.65	0	0	0	0	0	0	0	1,706,385	0	0	0	0	0	0
BCO- BOSTON	22/03/2005	2.19	0	0	0	0	0	0	0	0	0	113,759	0	0	0	0
BONDS COLOMBIA	11/11/2005	10.39	0	0	0	0	0	0	0	0	0	0	288,214	0	0	0
BONDS COLOMBIA	16/08/2006	9.52	0	0	0	0	0	0	0	0	0	0	0	197,257	0	0
BONDS COLOMBIA	08/09/2007	10.56	0	0	0	0	0	0	0	0	0	0	0	0	150,135	0
BOSTON LEASING	03/11/2008	3.13	0	0	0	0	0	0	0	0	0	20,642	5,265	21,492	22,196	13,015
BOSTON LEASING	30/07/2008	3.17	0	0	0	0	0	0	0	0	0	4,899	1,253	5,093	5,258	4,050
CAJA MADRID	27/05/2009	2.55	0	0	0	0	0	0	0	0	0	0	0	0	0	170,639
CITIBANK	03/11/2005	2.78	0	0	0	91,005	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/08/2008	8.33	26,250	236,250	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK VENEZUELA	31/12/2004	2.97	0	0	0	0	0	0	0	0	375,405	0	0	0	0	0
COMERICA	26/01/2009	3.06	0	0	0	0	0	0	0	0	0	35,550	0	49,770	63,989	120,869
COMERICA	09/10/2005	2.94	0	0	0	0	0	0	0	0	0	0	0	0	85,319	199,078
COMERICA	23/09/2009	3.13	0	0	0	0	0	0	0	0	0	6,826	0	10,238	13,651	37,540
COMERICA VENEZUELA	31/12/2004	2.71	0	0	0	0	0	0	0	0	113,759	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMMERCE	14/12/2004	2.82	0	0	0	0	0	0	0	0	113,759	0	0	0	0	0
COMMERCE	12/04/2004	2.56	0	0	0	0	0	0	0	0	56,880	0	0	0	0	0
GE CAPITAL LEASING	01/07/2009	5.42	0	0	0	0	0	0	0	0	0	28,323	0	28,323	38,081	76,163
GE CAPITAL LEASING	02/01/2008	10.07	0	0	0	0	0	0	0	0	7,664	0	9,580	7,571	1,916	0
HSBC	12/07/2010	9.78	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
HYPO-VER	15/07/2005	2.88	0	0	0	0	0	0	0	0	0	3,503	0	0	0	0
HYPO-VER	10/12/2004	2.65	0	0	0	0	0	0	0	0	19,693	0	0	0	0	0
INBURSA	10/12/2004	2.80	0	0	56,880	0	0	0	0	0	0	0	0	0	0	0
INBURSA	15/10/2004	2.80	0	0	4,120	0	0	0	0	0	0	0	0	0	0	0
INVEX	31/03/2006	8.30	100,000	100,000	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,275,180	0	0	0
JP MORGAN	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,451,725
MERCANTI VENEZUELA	11/02/2004	2.89	0	0	0	0	0	0	0	0	18,952	0	0	0	0	0
MORGAN STANLEY	23/08/2005	1.88	0	0	0	0	0	0	0	0	0	2,843,975	0	0	0	0
RABOBANK	10/02/2004	2.57	0	0	0	0	0	0	0	0	227,518	0	0	0	0	0
SANTANDER	15/06/2011	9.95	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	10/12/2004	2.52	0	0	56,880	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	13/10/2004	3.02	0	0	91,007	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2004	3.78	172,961	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	25/04/2006	3.38	13,333	10,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	3.38	19,904	4,976	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	28/02/2011	7.43	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER VENEZUELA	31/12/2004	2.45	0	0	0	0	0	0	0	0	113,759	0	0	0	0	0
SCOTIA	23/04/2010	7.40	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/07/2008	8.11	192,000	298,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	28/09/2010	8.44	0	385,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	23/04/2010	7.88	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED BANK	27/05/2010	2.20	0	0	0	0	0	0	0	0	0	0	0	0	0	568,795
TOKYO	19/11/2004	2.69	0	0	0	0	0	0	0	0	113,759	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
WACHOVIA	23/04/2010	2.45	0	0	0	0	0	0	0	0	0	0	0	0	0	568,795
TOTAL BANCARIOS			**4,247,948**	**11,898,629**	**208,887**	**91,005**	**45,451**	**227,258**	**409,063**	**2,160,900**	**1,278,469**	**3,199,821**	**2,623,839**	**446,740**	**492,083**	**6,008,034**
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
BANAMEX	07/03/2008	10.13	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/02/2009	10.35	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	20/04/2007	8.37	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	18/04/2008	9.24	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	18/08/2005	9.95	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	16/07/2008	8.92	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	16/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN	11/12/2006	8.65	0	1,420,066	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**2,750,000**	**11,170,066**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS			4,294,172	0	0	0	0	0	0	0	2,283,499	0	0	0	0	0
TOTAL PROVEEDORES			**4,294,172**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,283,499**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			2,482,108	0	0	0	0	0	0	0	1,670,270	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**2,482,108**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,670,270**	**0**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			13,754,228	23,068,695	208,887	91,005	45,451	227,258	409,063	2,160,900	5,232,238	3,199,821	2,623,839	446,740	492,083	6,008,034

OBSERVACIONES

LAS TASAS DE INTERÉS PRESENTADAS INCLUYEN LOS EFECTOS DE LOS INSTRUMENTOS FINANCIEROS CONTRATADOS PARA FINES DE COBERTURA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	198,191	**2,254,596**	318,613	3,624,511	5,879,107
PASIVO	**1,422,879**	**16,186,539**	**525,768**	**5,981,085**	**22,167,624**
	431,617		335,966	3,821,914	8,731,951
	991,262		189,802	2,159,171	13,435,673
SALDO NETO	**(1,224,688)**	**(13,931,943)**	**(207,155)**	**(2,356,574)**	**(16,288,517)**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	17,150,343	47,549,877	30,399,534	0.62	188,937
FEBRERO	16,133,805	44,055,565	27,921,760	0.60	167,019
MARZO	16,262,150	47,219,252	30,957,102	0.34	104,897
ABRIL	15,961,681	47,343,711	31,382,030	0.15	47,361
MAYO	19,212,149	50,164,393	30,952,244	(0.25)	(77,636)
JUNIO	5,445,438	47,935,566	42,490,128	0.16	68,103
JULIO	17,923,095	46,468,469	28,545,374	0.26	74,821
AGOSTO	21,453,653	50,023,607	28,569,954	0.62	176,364
SEPTIEMBRE	16,141,045	57,646,760	41,505,715	0.83	343,189
ACTUALIZACION:	0	0	0	0.00	4,559
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	40,719
OTROS	0	0	0	0.00	0
TOTAL					**1,138,333**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCIÓN DE CERVEZA	32,496,000	78
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,560,896	60
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	40,343	59
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	38,642	72
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	53,873	58
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	48,407	42
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	344,221	34
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	328,040	52
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	388,614	55
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	175,735	77
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000,000	95
FAMOSA TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,200,000	93
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,200,000	100
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,100,000	90
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	83
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,300,000	87
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	33
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	72
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	75

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **3** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
N/A					

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	1,255,427	17,199,008	741,556	20,119,953		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	18,900	5,198,286	17,443	15,730,713		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE				16,276,801			CONSUMIDORES
OTRAS VENTAS				268,991			
TOTAL		22,397,294		52,396,458			

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			1,788	1,429,963	75 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			279,394	185,602	USA/CARIBE/ CENTROAMERICA	FAMOSA	BALL CORPORATION/B LOS PORTALES/FLORII
HERMETAPA			7,923,107	361,111	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.!
TAPA ECOLÓGICA			165,491	33,986	CARIBE/SALVADOR HONDURAS	FAMOSA	INTERCER BUCANERO LOS PORTALES/DOLE I
FLEXIBLES (TONS)				16,157	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			19,254	27,484	CARIBE	SISA	
REFRESCOS			622,715	13,420,518	ARGENTINA/CENTR OAME COLOMBIA/VENEZU ELA/ BRASIL	SPRITE, DIET SPRITE QUATRO, TAI, KIN, SCHWEPPES, FANTA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				410,775			
TOTAL				15,885,596			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 3 AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	($)	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,137,740,090		2,137,740,090	300,000	2,348,655
D		0		2,559,570,360		2,559,570,360		
TOTAL			**600,000,000**	**4,697,310,450**	**0**	**4,697,310,450**	**300,000**	**2,348,655**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Previa

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.



Date: October 29, 2004

By: ______________________________

Name: Federico Reyes

Title: Executive Vice President of Finance and Planning